UNCLE WAITHLEY'S BEVERAGE COMPANY INC

CEO REVIEWED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2024, AND 2023

(Unaudited)

Index to Financial Statements

(UNAUDITED)

PRINCIPAL EXECUTIVE OFFICER'S FINANCIAL STATEMENT CERTIFICATION

I, Karl Williams, the Chief Executive Officer of Uncle Waithley's Beverage Company Inc, hereby certify that the financial statements of Uncle Waithley's Beverage Company Inc and notes thereto for the periods ending December 31, 2024 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Uncle Waithley's Beverage Company Inc has not yet filed its federal tax return for 2024. The amounts reported on our tax returns for 2023 were total income of -$120,278; taxable income of -$281,204 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 15th day of May 2025.

DocuSigned by:
Karl Williams (Signature)
B4AF9235E5194C3...

Chief Executive Officer (Title)

May 15, 2025 (Date)

UNCLE WAITHLEY'S BEVERAGE COMPANY INC

BALANCE SHEETS

(UNAUDITED)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 23,566	$ 1,553
Accounts Receivable, net	65,519	29,792
Inventory	32,130	45,651
Total current assets	**121,215**	**76,997**
Property and Equipment, net	10,767*	10,767
Security Deposit	400	400
Total assets	**$ 132,382**	**$ 88,163**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 100,682	$ 51,747
Credit Cards	-	-
Shareholder Loan	-	4,632
Current Portion of Loans and Notes	19,268	31,317
Loan Payable	-	194
Deferred Revenue	-	2,583
Total current liabilities	**119,950**	**90,472**
Promissory Notes and Loans, net	36,932	49,173
Convertible Notes	100,000	
Total liabilities	**256,882**	**139,645**
MEMBERS' EQUITY		
Common Stock	105	104
Simple Agreement for Future Equity (SAFEs)	260,000	50,000
Additional Paid in Capital	365,066	300,348
Accumulated Deficit	(401,934)	(119,755)
Net Income	(347,732)	(282,180)
Total Stockholders' Equity	**(124,495)**	**(51,482)**
Total Liabilities and Stockholders' Equity	**$ 132,386**	**$ 88,163**

*Depreciation has not been calculated yet for 2024. See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Yar Ended December 31	**2024**	**2023**
(USD $ in Dollars)		
Net Revenue	$ 222,494	$ 154,883
Grant Income	50,000	-
Cost of Goods Sold	247,083	169,086
Gross Profit	25,251	(26,222)
Operating Expenses		
General and Administrative	259,349	170,000
Sales and Marketing	90,289	67,181
Research and Development	21,858	14,343
Total Operating Expenses	371,495	251,524
Operating Income/(Loss)	(346,244)	(277,746)
Interest Expense	4,071	4,434
Other Loss/(Income)	(2,583)	-
Income/(Loss) before provision for income taxes	(347,732)	(282,180)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (347,732)**	**$ (282,180)**

See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED)

For Fiscal Year Ended December 31, 2023 and 2024

(USD $ in Dollars)

	Common Stock		Additional	Accumulated	Total
(in , $US)	**Shares**	**Amount**	**Paid In**	**Deficit**	**Shareholder**
Balance—December 31, 2022	1,000,000	**$ 100**	**$ 59,900**	**$ (119,755)**	**$ (59,755)**
Issuance of Common Stock	41,542	4	**240,449**	-	240,453
Net income/(loss)				(282,180)	(282,180)
Balance—December 31, 2023	**1,041,542**	**$ 104**	**$ 300,349**	**$ (401,934)**	**$ (101,482)**
Issuance of Common Stock	6,807	1	65,964		65,964
Net income/(loss)				(347,732)	(347,732)
Balance—December 31, 2024	**1,048,349**	**$ 105**	**$ 366,312**	**$ (749,667)**	**$ (383,249)**

See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (347,732)	$(282,180)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	-*	2,786
Fair value in excess of stated value of derivative instrument	-*	6,336
Changes in operating assets and liabilities:		
Accounts Receivable, net	(35,963)	(26,678)
Inventory	13,521	(35,985)
Accounts Payable	49,171	37,677
Credit Cards	-	-
Deferred Revenue	(2,583)	(2,611)
Security Deposit	-	-
Net cash provided/(used) by operating activities	**(323,586)**	**(300,654)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	(5,892)
Net cash provided/(used) in investing activities	**-**	**(5,892)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	64,714	240,453
Borrowing on Shareholder Loans	(4,825)	(17,513)
Borrowing on Promissory Notes and Loans	-	40,332
Repayment of Loan and Notes	(24,291)	(8,367)
Proceeds from Issuance of Simple Agreement for Future Equity (SAFEs)	210,000	50,000
Borrowing on New Loans	-	-
Borrowing on Convertible Note	100,000	-
Net cash provided/(used) by financing activities	**345,599**	**304,905**
Change in Cash and Cash Equivalents	22,013	(1,640)
Cash—Beginning of the Year	1,554	3,194
Cash—End of the Year	**$ 23,567**	**$ 1,554**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 4,071	$ 4,434

*Not yet calculated for 2024. See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

1. NATURE OF OPERATIONS

Uncle Waithley's Beverage Company Inc. was formed on September 25, 2020, in the state of Delaware. On November 4, 2022, the company was converted from Delaware LLC into a Delaware Corporation. The financial statements of Uncle Waithley's Beverage Company Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York. Uncle Waithley's Beverage Company was founded in 2020 with a mission to bring all-natural, expertly crafted Caribbean inspired beverages to the market. We were founded by Karl Franz Williams, a nationally recognized mixologist and bar owner. Our first product was Uncle Waithley's Vincy Brew – an all-natural fresh ingredient ginger beer enhanced with turmeric, lime, mineral water and our most unique ingredient, Scotch Bonnet Pepper. We use a vintage fermentation and brewing process that is unique in the industry and makes our ginger beer unlike any other. Today we have three SKUs in the market, Original, Caribbean Sorrel (made with Hibiscus and spices) and Smoked Pineapple.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using an average method.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

The financial statements for the period ending December 31, 2024 are presented here prior to the filing of the annual tax returns. As such Depreciation expense has not yet been calculated or presented on the statements.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Uncle Waithley's Beverage Company Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $90,289 and $67,181, which is included in sales and marketing expenses.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of its crafted beverage.

Cost of sales

Costs of goods sold include the cost of supplies, materials, printing costs, freight, and packaging.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 15, 2025, which is the date the financial statements were issued.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2024	2023
Finished goods	32,130	45,651
Total Inventory	**$ 32,130**	**$ 45,651**

4. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consists of:

As of Year Ended December 31,	2024	2023
Equipment	$ 15,468	$ 15,468
Property and Equipment, at Cost	**15,468**	**15,468**
Accumulated depreciation	(4,701)	(4,701)
Property and Equipment, Net	**$ 10,767**	**$ 10,767**

There were no additional equipment purchases in 2024. As noted earlier in these notes, Depreciation expense for 2024 has not yet been calculated. Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 was $2,786.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 1,048,349 and 1,041,542 shares of Common Stock were issued and outstanding, respectively.

Stock Option Plan

On April 9, 2024, the Board of Directors of the Company adopted a resolution approving the Uncle Waithley's Beverage Company Inc 2024 Stock Option and Grant Plan. The Plan gave the Company the authority to issue up to 183,802 shares of Common Stock of the Company to recipients of awards. Options were issued at an exercise price of $8.16 per share to Company Co-founders Monica Freeman-Greene, Michael McConnell, and Scott Parker and to Advisor (and investor) Steven Olson. As of December 31, 2024 a total of 122,534 options were issued.

Warrants

In February 2023, the Company joined the NewChip Business Accelerator operated by Astralabs Inc. As part of the admissions fee, Astralabs Inc took a warrant on the Company. In March 2023 Astralabs Inc filed for Chapter 7 Bankruptcy. The Company was able to buy the warrant back from Astralabs Inc for **$1,250** through the Bankruptcy Court. This debit transaction is accounted for on the Balance Sheet in the Additional Paid In Capital Account.

6. RELATED PARTY

In 2021, the Company borrowed money from the founder and CEO, Karl Franz Williams, in the amount of $22,144. The loan bore no interest rate and had no set maturity date. As of December 31, 2023 the outstanding balance was $4,631. The Company paid this balance during 2024. As of December 31, 2024 the loan was paid in full.

During 2021, the Company received a loan from Monica Freeman-Greene for $194. The loan bore no interest rate and had no set maturity date. As of December 31, 2023 the balance was $194. The Company paid this balance during 2024. As of December 31, 2024 the loan was paid in full.

In 2023, the Company sold ginger beer worth $3,431 and $4,480 to 67 Orange Street, LLC and Anchor Spa, LLC, related parties through common ownership. The Company also took a payment of $2,583 from Anchor Spa to prepay for future purchases. During 2024, these additional cases were delivered.

In 2024, the Company moved to working with distributors who sold the Company's product to 67 Orange Street, LLC and Anchor Spa LLC, eliminating the need for direct sales.

During 2023 and 2024 the Company used space at 67 Orange Street and Anchor Spa for storage, meetings, trainings, and R&D and paid for the use of this space.

7. **DEBT**

Owner Loans

During the past period, the Company borrowed money from the founder and CEO, Karl Franz Williams. The loan had no interest and there was no defined maturity date. However, the Company paid the balance of this loan in 2024. The balances of the loans were as follows on December 31, 2024 and 2023: $0 and $4632.

During the past period, the Company borrowed money from Co-Founder, Monica Freeman-Greene in the amount of $194. The loan had no interest and there was no defined maturity date. However, the Company paid the balance of this loan in 2024. The balances of the loans were as follows on December 31, 2024 and 2023: $0 and $194.

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded.

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					December 31, 2024			December 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Secured Promissory Note- Harlem Entrepreneurial Fund	$ 15,000	1.00%	11/30/2022	10/30/2027	$ 3,077	$ 6,012	$ 9,089	$ 3,077	$ 8,982	$ 12,059
Secured Promissory Note- Harlem Entrepreneurial Fund	$ 35,000	6.75%	11/30/2022	10/30/2027	$ 8,267	$ 14,128	$ 22,395	$ 8,267	$ 20,637	$ 28,904
CAMBA Economic Development Corporation-Promissory Note	$ 30,900	10.25%	1/26/2023	2/1/2028	$ 7,924	$ 17,597	$ 25,521	$ 7,924	$ 20,359	$ 28,283
Loan Payable from a certain individual - No Agreement in Place	$ 12,049	0.00%	Fiscal year 2023	Not set maturity	$ -	$ -	$ -	$ 12,049	$ -	$ 12,049
Total					**$ 19,268**	**$ 37,737**	**$ 57,005**	**$ 31,317**	**$ 49,978**	**$ 81,295**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2024	
2025	19,268
2026	19,268
2027	18,469
Thereafter	-
Total	**$ 57,005**

Convertible Notes:

During 2024, the company entered into a Convertible Note with one of its Advisors and Investors, Steven Olson. The terms are as follows:

				For the Year Ended December 2024			For the Year Ended December 2023		
Convertible Note Issuer	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Steven Olson	$ 100,000	0.00%	Not set	$ 100,000	$ -	$ 100,000	$ -	$ -	$ -
Total				**$ 100,000**	**$ -**	**$ 100,000**	**$ -**	**$ -**	**$ -**

Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

SAFEs

During the prior period, a total of four Simple Agreements for Future Equity ("SAFE") were issued. The details of the Company's SAFEs and the terms are as follows:

						As of Year Ended December 31,		
SAFE(s)	Principal Amount		Borrowing Period	Valuation Cap		2024		2023
Safes 2024	$	260,000	Fiscal Year 2024	$	10,000,000	$ 260,000	$	-
Fair value in excess of stated value of derivative instrument						2,103		
						$ 262,103	$	-

If there is an Equity Financing before the termination of these SAFEs, on the initial closing of such Equity Financing, these SAFEs will automatically convert into the number of shares of SAFE Preferred Stock equal to the Investment Amount divided by the SAFE Price; provided, however, that the number of shares of SAFE Preferred Stock shall not exceed (x) the Investment Amount divided by (y) the Floor Price ($4,000,000). If there is a Liquidity Event before the termination of these SAFEs, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Investment Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Investment Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of these SAFEs, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, these SAFEs are intended to operate like standard non-participating Preferred Stock. Accordingly, the Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory; (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(76,925)	$	(25,475)
Valuation Allowance		76,925		25,475
Net Provision for income tax	**$**	**-**	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,		**2023**		**2022**
Net Operating Loss	$	(102,400)	$	(25,475)
Valuation Allowance		102,400		25,475
Total Deferred Tax Asset	**$**	**-**	**$**	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $629,912, and the Company had state net operating loss ("NOL") carryforwards of approximately $629,912. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through May 15, 2025, which is the date the financial statements were available to be issued.

In February of 2025, the Company entered into a Simple Agreement for Future Equity (SAFE) with a value of $10,000. The valuation cap for this agreement is set at $10,000,000.

In February of 2025, the Company made a new Stock Option Grant Award for 6127 shares with a 24-month vest.

In February and March of 2025, the company borrowed $120,000 from one of our current investors. It is a short-term loan, expected to be repaid in the third quarter of 2025. There is no interest rate being charged.

In April of 2025, the company received a long-term loan from Whole Foods Market to support our inventory and manufacturing needs. The loan has a principal balance of $100,185, 7% interest rate, and a 5-year term, maturing in 2030.

In 2025, the Company began several new business relationships that can significantly increase the Company's growth and scale. We signed new Distribution deals with three major new distributors covering almost the entire East Coast at retail, and the New York Tri-State area on-premise. The Company also increased its penetration with Whole Foods Market, adding over 160 new stores.

In May of 2025, the Company started a new Regulation CF Crowdfunding Campaign on the Wefunder Platform to raise additional capital to support its growth.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $347,732, an operating cash flow loss of $323,586, and liquid assets in cash of $23,567, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued, is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through equity financing and/or debt.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.